AWG INTERNATIONAL WATER CORPORATION

7721 East Trent Ave.

Spokane Valley, WA 99212

Tel. (509) 474-9451

November 20, 2012

Pamela Long

U.S. Securities & Exchange Commission

100 F. St., N.W.

Washington, D.C. 20015

Re:

AWG International Water Corporation

Amendment No. 1 to Form 8-K Filed September 18, 2012

File No. 333-141927

Ms. Long:

We have reviewed your comment letter dated October 1, 2012 and have the following responses.  We have added additional updating information throughout the report.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Item 2.01 Completion of Acquisition, page 2

Business, page 3

Manufacturing, page 7

1.

We note the revisions to your disclosure in response to comment five of our letter dated August 10, 2012, and in particular your disclosure that you “began delivery” of the Model 2500 to your Philippine distributor in August 2012.  In light of your “Sales, Marketing and Distribution” disclosure on page 7, stating among other things that Model

2500 “will target consumers and small office applications” or that you “intend to sell [y]our Model 2500 internationally and in the United States,” it remains unclear whether Model 2500 has reached the market and whether you have recognized any revenues from the sale of this product.  Please revise your disclosure to provide an objective standard for your statement that you “sold and delivered” the product to your Philippine distributor.

Response:   We have revised the following paragraphs as follows:

Model 2500

The Model 2500 is manufactured in South Korea by ATW Co., Ltd., under a private label agreement.  In August 2012, we sold and delivered  this product to our Philippine distributor.  This sale generated $13,249 in revenue.

Presently, we cannot sell the Model 2500 in the United States.  Prior to U.S. sales, the product must cure the assignment defect concerning the G2 Assets and obtain the ETL certification mark. (See Patents and Licenses)   The Company is actively pursuing the ETL mark and has implemented plans to cure the G2 Asset assignment defect.

Sales, Marketing and Distribution, paragraph 5:

We plan to market our products through independent domestic and international wholesale distributors.  We do not plan to sell directly to consumers or end-users.  Presently, we  sell our Model 2500 internationally through our Philippine distributor.  We plan to begin selling the Model 2500 in the United States when the patent/license defect is cured (see Patents and Licenses) and the product receives ETL certification.  Presently, we have two distributors, one in the Philippines and one in the United States.  We sold and delivered product to our Philippine distributor in August 2012.

As stated in the "Revenue Recognition" paragraph on page 22, the Company recognizes revenue when it delivers products to a distributor.

We have deleted the last sentence in the above paragraph because the delivery of an evaluation unit will be treated as a loaned unit.

2.

We note your response to comment seven of our letter dated August 10, 2012.  Please note that Item 101(h) of Regulation S-K requires disclosure of certain information regarding your business “to the extent material to an understanding” of your business. Please advise us why you believe the name of the sole manufacturer and the related agreement with the manufacturer are not material, or, in the alternative, please disclose this information and file the Private Label Agreement as required by Item 601(b)(10) of Regulation S-K.  To the extent that you believe the Private Label Agreement contains terms that would cause competitive harm, you may request confidential treatment for such terms pursuant to Rule 24b-2 under the Exchange Act.  See Staff Legal Bulletin No.1A (July 11, 2001).

Response:   We have disclosed the name of the manufacturer as noted in Comment 1 Response above.  We have attached the Form of Private Label Agreement as Exhibit 10.31.

Patents and Licenses, page 9

3.

We note your response and the revised disclosure in response to comment 13 of our letter dated August 10, 2012.  We also note the technology-related agreements filed as exhibits10.23-10.26 to the amended Form 8-K.   Your revised disclosure, however, continues to remain unclear and we are unable to discern its relevance.

•

In accordance with Item 101(h)(4)(vii) of Regulation S-K, please consider streamlining your disclosure by identifying the patents, licenses, and/or royalty agreements, including their respective duration, which are currently material to your business.  In this regard, please consider removing disclosure which is no longer relevant to the development of your products.  For example, with respect to the March 12, 2007 assignment, from our review of USPTO’s website, it appears that the provisional application identified as U.S. Serial No.60/607,369 expired on September 4, 2005 and no patent under that application was granted.

Response:   We have added additional disclosures to the Patents and Licenses paragraph titled G2 Patent and License Assignment Defects.

Additionally, we have simplified the disclosure and eliminated references to the provisional patent No. 60/607,369.  We have described the progression of the patent applications beginning with the provisional patent application followed by the succeeding non-provisional patent application.  The provisional patent was converted into a non-provisional patent, application No. 11/221,075, which ultimately resulted in U.S. Patent 7,272,947 on September 25, 2007.   We have revised and simplified the disclosure as follows:

"On March 12, 2007, Keith White and Rae Anderson assigned all right, title and interest in , U.S. Serial No. 11/221,075 and PCT Serial No PCT/S/2005/031948 to Everest International, Inc., a Nevada corporation. The U.S. Serial No. 11/221,075 patent application resulted in U.S Patent No. 7,272,947.  Subsequently, on the same day, March 12, 2007, Everest International, Inc. assigned the same patent rights to Everest Water, Ltd., a Bahamian corporation."

In regard to exhibits 10.23-10.26, we believe all of these exhibits are materially relevant to our disclosure.   Exhibit 10.23, the License Agreement is relevant to the G2 patent.  The assignment from Everest Water, Ltd. to the original inventors is based in part on provisions contained in this Agreement.   Exhibit 10.24 is the license agreement between CanAmera and AWG.  Exhibit 10.25 is the assignment of the G2 patent by Keith White to AWG.  Exhibit 10.26 is the assignment of the G3 patent application from Keith White to AWG.  The G3 patent supports the Company's proposed line of commercial products such as the Water Pro 400.  Exhibit 10.27 is the assignment of the G4/5 patent application from Keith White to AWG.  This patent application will support the Company's proposed line of commercial and industrial products disclosed on page 10.

•

To the extent that you will continue to include historical licensing information, please supplement your disclosure as follows:

•

Please revise your disclosure to clarify that Keith White, Rae Anderson, Everest Water, CanAmera Management, and AWG International are all related parties and that the various license agreements among these parties represent related parties transactions.

Response:  We have revised the second and third paragraphs of "Patents and Licenses as follows:

"On April 13, 2010, Everest Water, Ltd., a Bahamian international business corporation, granted CanAmera Management, Inc., a Panama corporation, a License Agreement to exploit the U.S. Patent No. 7,272,947.   The license was a non-exclusive, royalty bearing license to manufacture, use and sell products under U.S. Patent No. 7,272,947 including any and all U.S. or foreign patents derived and any patent on improvements on the patent, (the "License Agreement").  The patent described a device that produces potable water by extracting moisture from the air and purifying it by way of cooling and condensing water and removing bacteria or preventing the formation of bacteria."

"On the same date, April 13, 2010, CanAmera Management, Inc. assigned the License Agreement to AWG International, Inc.  Keith White, a Company director, Chief Executive and Technology Officer and Robb Perkinson, a company director, have shared voting and dispositive control over CanAmera Management, Inc.  Mr. White and Perkinson own CanAmera Management, Inc.  During 2010, Rae Anderson and Keith White were officers and directors of Everest Water, Ltd.  The transactions between Everest Water and CanAmera represented related party transactions."

•

You disclose that on November 19, 2010, CanAmera assigned to AWG International Patent Application 13/510,757.  However, on page 10 you state that “[o]n November 19, 2010, Keith White, the patent application owner, assigned Patent application 13/510,757 to AWG International.”  Based on our review of USPTO’s website, it appears that this application was filed on May18, 2012 and not November 19, 2010.  In addition, Exhibit 10.26 relating to the assignment of this patent application is also dated as of May 18, 2012. Please advise or revise your disclosures accordingly.

Response:  International patent application number 13/510,757 originated from PCT/US2010/57371 application.  This PCT application was filed with the USPTO on November 19, 2010 by AWG because CanAmera had assigned the application to AWG International on that date.  On May 18, 2012, U.S. patent application number 13/510,757 was filed by AWG.  The application claimed priority to the PCT/US2010/57371.

We made the following revisions:

Page 10, History, G3 Products paragraph:

"G3 Patent Application and Proposed Products

On November 19, 2009,  Keith White filed U.S. provisional application no. 61/262862.  On March 20, 2010, Keith White assigned the application to Canamera Management. On November 19, 2010, Canamera filed Patent Cooperation Treaty (PCT) International Application No. PCT/US2010/57371, which claimed priority to the provisional application.   On November 19, 2010, CanAmera Management, Inc., the patent application owner, assigned Patent Cooperation Treaty (PCT) application number PCT/US2010/57371 to AWG International, Inc.   On May 18, 2012, AWG filed U.S. patent application number 13/510,757 claiming priority to PCT/US2010/57371. This patent application differs from the G2 patent because it uses internal water plumbing circulation methodology as opposed to the external plumbing and incorporates a biostatic cartridge to control waterborne microorganisms.  The technology covered by this patent will be used in proposed Models 100 and 400.

This patent application differs from the G2 patent because it uses internal water plumbing circulation methodology as opposed to the external plumbing and incorporates a biostatic cartridge to control waterborne microorganisms.  The technology covered by this patent will be used in proposed Models 100 and 400."

Page 22, Technology Acquisition, paragra ph 4:

On November 19, 2010, CanAmera Management, Inc. assigned  Patent Cooperation Treaty (PCT) patent application number PCT/US2010/57371to AWG International, Inc. On May 18, 2012,  AWG filed U.S. patent application number 13/510,757 claiming priority to PCT/US2010/57371. We refer to this patent  application in reference to our proposed G3 product line.  In consideration of this assignment, 250,000 shares of AWG common stock were issued to CanAmera Management, Inc.  At the time of the technology acquisition, the Company determined the value of the Technology Acquisition to be $36,216 based upon the actual, verifiable costs associated with securing the patent.

Page 32, Certain and Related Transactions Involving AWG International, Inc., paragraph 3:

On November 19, 2010, CanAmera Management, Inc., assigned Patent Cooperation Treaty (PCT) application number PCT/US2010/57371 to AWG International, Inc. On May 18, 2012, AWG filed U.S. patent application number 13/510,757 claiming priority to PCT/US2010/57371.  We refer to this patent application as supporting the proposed G3 product line.  In consideration of this assignment, 250,000 shares of AWG common stock were issued to CanAmera Management, Inc.

•

Please file as an exhibit to the Form 8-K the February 17, 2012 AWG International’s assignment of patents to the original inventors.

Response:  We have attached the assignment as Exhibit 10.29 titled: "G2 Assignment AWG to Inventors dated February 17, 2012"

•

Since U.S. Patent No. 7,886,557 was not subject to the April 13, 2010 License Agreement, but it is one of the patents listed in Mr. White’s February 17, 2012 patent would represent a patent derived from U.S. Patent No.7,272,947 or an improvement thereto (refer to definition of “Licensed Patent” in Section III of Exhibit 10.23).  Otherwise, please disclose the party with original rights to this patent, and how the rights to this patent were originally assigned.

Response:  Patent No. 7,886,557 cites Patent 7,272,947 as prior art. Patent No 7,886,557 is dependent on the claims made in Patent No. 7,272,947.  Patent No.7, 886,557 represents a patent derived from U.S. Patent No.7, 272,947 or an improvement thereto.

We have revised the disclosure and included the following sentence on pages 9, 22 and 33:

"Patent 7,886,557 represents a patent derived from U.S. Patent No. 7,272,947 or is an improvement to this patent."

o Since it appears that Mr. Anderson did not assign his patent rights back to AWG International, please explain to us how the company is able to develop its products even though it does not possess all the rights to the technology.

Response:  The Company believes its rights to develop its G2 U.S. product line originate from the Everest Water License Agreement (Exhibit 10.23).  Paragraph VII (c) of the agreement states in part:

" In the event Licensor becomes insolvent or licensor is dissolved or otherwise ceases to be a legal entity without the Licensed Patents being assigned to another legal entity, the license granted herein shall become a fully paid assignment of the licensed Patent to Licensee effective one day before such condition occurs or is determined by Licensee and licensee shall by these terms be authorized to record said assignment with the U.S. Patent and Trademark Office and other patent offices of other jurisdictions as appropriate if accompanied by licensee's sworn statement of the stated condition by Licensee. Licensee shall then further assign Licensed Patents to the inventors thereof."

AWG believed that Everest Water, Ltd. had either become insolvent, was dissolved or otherwise ceased to be a legal entity by virtue of the fact that it had been stricken from the Registrar of Companies in the Commonwealth of the Bahamas for failure to pay its annual corporate fees on January 2, 2007.   Everest Water had not assigned the patents prior to these conditions.  Therefore, AWG determined that the license became a fully paid assignment.  AWG recorded the assignment based on Keith White's Declaration of Assignment (Exhibit 10.28).  Thereafter, AWG assigned the patent back to the inventors (Exhibit 10.29).  Thereafter, Keith White, as a joint patent owner, assigned his interest in the patent to AWG (Exhibit 10.25) pursuant to 35 USC 262.

•

Please expand your disclosure by identifying the legal issues surrounding your statement that the enforceability of the assignment of the G2 Assets is being questioned.

Response:  The principal legal issue with the enforceability of the G2 asset transfers to AWG involved Everest Waters' ability to deal in its assets when it had been stricken from the Bahamas Companies Registry.  AWG learned that on January 2, 2007, Everest Water had been stricken for failure to pay its annual corporate fees.   Bahamas statute law prohibits a company from dealing in its assets while stricken.  Therefore, the March 12, 2007 assignment of the G2 patent from Everest International, Ltd. and the April 13, 2010 Everest Water/CanAmera License Agreement would be considered invalid until such time as Everest Water is reinstated with the Companies Registry.  Upon reinstatement, all business activity would be restored retroactively, as though Everest had never been stricken.  Mr. White,  with the assistance of a Bahamas attorney, is in the process of reinstating Everest Water to good standing with the Bahamas Companies Registry.

Upon reinstatement, AWG plans to execute a second assignment of the G2 patent to AWG as provided for in the April 13, 2010 license agreement paragraph VII (c) on the basis that Everest Water is insolvent.  AWG will file copies of these assignments when they become available.

We have revised the Patents and Licenses section.

AWG expects this reinstatement process to be completed during the fourth quarter of 2012.

Risks Related to Our Business, page 12

If We Are Unable to Establish Sales and Marketing Capabilities . . ., page 13

4.

This risk factor states that you will seek to enter into distribution agreements or other arrangements with third parties to market your products.  Please reconcile this risk factor with your disclosure throughout the Form 8-K that you have already delivered product to your Philippine distributor and your disclosure on page 20 that you have a written agreement with your distributor.

Response:

We have revised the risk factor on page 13 as follows:

IF WE ARE UNABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES OR  BUILD A PRODUCTIVE NETWORK OF DISTRIBUTORS TO SELL AND MARKET PRODUCTS WE DEVELOP, WE MAY NOT BE ABLE TO GENERATE PRODUCT REVENUE.

We do not currently have an organization for the sales, marketing and distribution of our products. We anticipate that we will seek to enter into distribution agreements or other arrangements with third parties to market any products.   Presently, we have two distributors.  If we are unable to successfully  build a productive network of distributors, we would have to build sales, marketing, managerial and other non-technical capabilities and develop, train and or manage a sales force, all of which would cause us to incur substantial additional expenses. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

Management’s  discussion  and  analysis  of  financial  condition  and  results  of  operations,  page  20

Liquidity and Capital Resources, page 21

5.

We note your revised disclosure in response to comment 24 of our letter dated August 10, 2012.  Please file the amended CFC note as an exhibit to the Form 8-K.

Response:   We have attached the note amendment, titled "Memorandum of Understanding" dated August 1, 2012 as Exhibit 10.30 to the second amendment of the Current Report.

6.

We note your revised disclosure in response to comment 26 of our letter dated August 10, 2012.  Please further revise your disclosure to clarify that your ability to call such warrants is also subject to the stock trading above $0.08 per share for five consecutive days.

Response:   We have revised the sentence appearing in the seventh paragraph of the Liquidity and Capital Resources section on page 20, as follows:

"The warrants are subject to the Company’s call if the stock trades above $0.08 per share subject for five (5) consecutive days based on volume weighted average price."

Certain and Related Transactions Involving AWG International, Inc., page 32

7.

Since Everest Water also appears to be a related party, please provide Item 404 of Regulation S-K disclosure.  In this regard we note that the License Agreement was signed by Mr. Anderson as President of Everest Water, Ltd., and that the “About Us” page on Everest Water’s website discusses Mr. Perkinson’s relationship with Messrs. White and Anderson.

Response:   Presently, Messrs. White and Perkinson do not have the ability to influence Mr. Anderson or cause any changes to the Everest website disclosures.

On December 10, 2009,  Messrs. White and Perkinson resigned their officer and director positions with Everest Water, Ltd.  However, Everest Water, Ltd. had stricken from the Bahamas Companies Registry since January 2, 2007.   Therefore, the resignations were void.  Messrs. White and Perkinson are officers and directors of Everest Water and the Company will include the following "Certain and Related Transactions involving Everest Water, Ltd. and AWG International, Inc."

Certain and Related Transactions Involving Everest Water, Ltd. and AWG International, Inc.

On April 13, 2010, Everest Water, Ltd., a Bahamian international business corporation, in consideration of $5,000, granted CanAmera Management, Inc., a Panama corporation, a License Agreement to exploit the U.S. Patent No. 7,272,947. The license was a non-exclusive, royalty bearing license. During 2010, Rae Anderson, Keith White and Robb Perkinson were officers and directors of Everest Water, Ltd.  The transactions between Everest Water and CanAmera represented related party transactions.  On, April 13, 2010, CanAmera Management, Inc. assigned the License Agreement to AWG International, Inc.  The consideration for the assignment was 250,000 common shares of AWG International, Inc.  We refer to this patent as the G2 patent.  Keith White, a Company director, Chief Executive and Technology Officer and Robb Perkinson, a company director, have shared voting and dispositive control over CanAmera Management, Inc. Mr. White and Perkinson own CanAmera Management, Inc. The foregoing Everest Water transactions are deemed invalid because Everest Water had been stricken from the Bahamas Companies Registry.  Upon reinstatement, these transactions will become retroactively validated.  As of November 15, 2012, Everest Water had not been reinstated.

8.

We note your response to comment 33 of our letter dated August 10, 2012. With respect to disclosure of Mr. Perkinson’s consulting fees as “All Other Compensation” in the director compensation table, Item 402(r)(2)(vii)(F) of Regulation S-K requires disclosure of “consulting fees earned from, or paid or payable by the smaller reporting company and/or its subsidiaries” to a director.  Please revise your “Director Compensation” disclosure accordingly.

Response:   We revised the Director Compensation paragraph as follows:

The table below summarizes all compensation paid to our directors as of December 31, 2011.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robb Perkinson	0	0	0	0	0	60,000	60,000

The Company acknowledges the following:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeff R. Mitchell

Jeff R. Mitchell

Chief Financial Officer